Filed by Capitol Acquisition Holding Company Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capitol Acquisition Corp. III (File No. 001-37588)

Commission File No. for the Related Registration Statement: 333-217256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 17, 2017

CAPITOL ACQUISITION CORP. III

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37588	47-4510443
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

509 7th Street, N.W. Washington, D.C.	20004
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:      202-654-7060

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01    Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report is an updated investor presentation that may be used by Capitol Acquisition Corp. III (“Capitol”) for meetings with its security holders and other interested persons in connection with its proposed business combination (the “Business Combination”) with Canyon Holdings S.a r.l. (“Cision”).

The information in this Current Report, including the exhibit attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement pursuant to the Securities Act of 1933.

Item 9.01    Financial Statements and Exhibits.

(d)	Exhibits:

99.1	Investor Presentation

Additional Information and Where to Find It

Capitol Acquisition Holding Company, Ltd. (“Holdings”), an exempted company incorporated in the Cayman Islands and a wholly-owned subsidiary of Capitol, has filed with the SEC a registration statement on Form S-4 (File No. 333-217256) (the “Registration Statement”) which includes a preliminary proxy statement of Capitol, and a preliminary prospectus with respect to Holdings’ securities to be issued in connection with the proposed Business Combination.  Capitol plans to mail to its stockholders a definitive proxy statement/prospectus with respect to Holdings’ securities to be issued in connection with the Business Combination. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPITOL, HOLDINGS, CISION, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, and the definitive proxy statement/prospectus (when they become available) and other relevant materials and any other documents filed by Capitol or Holdings with the SEC free of charge at the SEC’s web site at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Registration Statement by directing a request to: Capitol Acquisition Corp. III, 509 7th Street NW, Washington, DC 20004 or by emailing info@capitolacquisition.com; and/or on Cision’s website at www.cision.com or by directing a written request to Cision, 130 East Randolph St., 7th Floor, Chicago, IL 60601 or by emailing askcision@cision.com.

Participants in the Solicitation

Capitol, Cision and Holdings and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed Business Combination. Information about Capitol’s directors and executive officers is set forth in Capitol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 10, 2017. These documents are available free of charge as indicated above. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination is included in the Registration Statement and will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

2

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Cayman Islands.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 17, 2017

CAPITOL ACQUISITION CORP. III

By:	/s/ Mark D. Ein
Name: Mark D. Ein
Title: Chief Executive Officer

4

Exhibit 99.1

Investor Presentation April 2017

THIS PRESENTATION HAS BEEN PREPARED FOR USE BY CAPITOL ACQUISITION CORP. III (“CAPITOL”) AND CANYON HOLDINGS S.À R.L. (“CISIO N”) IN CONNECTION WITH THEIR PROPOSED BUSINESS COMBINATION. SUCH PRESENTATION MAY BE PRESENTED TO CERTAIN OF CAPITOL’S STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE I NTE RESTED IN PURCHASING CAPITOL’S SECURITIES, IN CONNECTION WITH THE BUSINESS COMBINATION. CAPITOL AND CISION AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS I N T HE SOLICITATION OF PROXIES OF CAPITOL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEM ED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO CAPITOL’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION HAS BEEN SET FORTH IN THE REGISTRAT ION STATEMENT FOR THE PROPOSED BUSINESS COMBINATION FILED BY CAPITOL ACQUISITION HOLDING COMPANY LTD., (“HOLDINGS”), CAPITOL’S WHOLLY - OWNED SUBSIDIARY, WHICH I NCLUDES A PRELIMINARY PROXY STATEMENT OF CAPITOL THAT WILL BE USED TO SOLICIT STOCKHOLDER APPROVAL OF THE TRANSACTION AND A PRELIMINARY PROSPECTUS OF HOLDINGS. INV EST ORS AND SECURITY HOLDERS MAY ALSO OBTAIN INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTION OF CAPITOL’S DIRECTORS AND OFFICERS IN CAPIT OL’ S FILINGS WITH THE SEC, INCLUDING CAPITOL’S ANNUAL REPORT ON FORM 10 - K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016, WHICH WAS FILED WITH THE SEC ON MARCH 10, 2017 . INVESTORS AND SECURITY HOLDERS OF CAPITOL AND CISION ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AND PROSPECTUS, AND TH E D EFINITIVE PROXY STATEMENT AND PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAI LAB LE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION . INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT, PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT CAPITOL AND CISION THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY CAPITOL AND/OR CISION WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON CAPITOL’S WEBSITE AT WWW .CA PITOLACQUISITION.COM OR BY DIRECTING A WRITTEN REQUEST TO CAPITAL ACQUISITION CORP. III, 509 7TH STREET NW, WASHINGTON D.C. 20004 OR BY EMAILING INFO@CAPITOLACQUISI TIO N.COM; AND/OR ON CISION’S WEBSITE AT WWW.CISION.COM OR BY DIRECTING A WRITTEN REQUEST TO CISION, 130 EAST RANDOLPH ST. 7TH FLOOR, CHICAGO, IL 60601 OR BY EMAILING AS KCISION@CISION.COM. SOME OF CISION’S FINANCIAL INFORMATION AND DATA CONTAINED HEREIN DOES NOT CONFORM TO SEC REGULATION S - X IN THAT IT INCLUDES CERT AIN FINANCIAL INFORMATION (EBITDA) NOT DERIVED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”). ACCORDINGLY, SUCH INFORMATION AND DA TA HAS BEEN AND WILL BE ADJUSTED AND PRESENTED DIFFERENTLY IN CAPITOL’S PROXY STATEMENT TO SOLICIT STOCKHOLDER APPROVAL OF THE PROPOSED TRANSACTION. CAPITOL A ND CISION BELIEVE THAT THE PRESENTATION OF NON - GAAP MEASURES PROVIDES INFORMATION THAT IS USEFUL TO INVESTORS AS IT INDICATES MORE CLEARLY THE ABILITY OF C ISION TO MEET CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS AND OTHERWISE MEET ITS OBLIGATIONS AS THEY BECOME DUE. THE FINANCIAL PROJECTIONS INCLUDED IN THIS PRESENTATION ARE FORWARD - LOOKING STATEMENTS THAT ARE BASED ON ASSUMPTIONS THAT ARE IN HERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND CAPITOL’S AND CISION’S CONTROL. WHILE ALL PROJECTIONS ARE NECESSARI LY SPECULATIVE, CAPITOL AND CISION BELIEVE THAT THE PROSPECTIVE FINANCIAL INFORMATION COVERING PERIODS BEYOND TWELVE MONTHS FROM ITS DATE OF PREPARATION CARRIES IN CREASINGLY HIGHER LEVELS OF UNCERTAINTY AND SHOULD BE READ IN THAT CONTEXT. THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RE SUL TS MAY BE MATERIALLY GREATER OR MATERIALLY LESS THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF PROJECTIONS IN THIS PRESENTATION SHOULD NOT BE REGA RDE D AS AN INDICATION THAT CAPITOL AND CISION, OR THEIR REPRESENTATIVES, CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS. NEITHER CAPITOL NOR CISION UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD - LOOKING STATEMENTS, WHETHER AS A RESULT OF N EW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE: CISION’S ABIL ITY TO EXECUTE ON ITS PLANS TO DEVELOP AND MARKET NEW PRODUCTS AND THE TIMING OF THESE DEVELOPMENT PROGRAMS; CISION’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PRO FITABILITY; CISION’S ESTIMATES OF THE SIZE OF THE MARKETS FOR ITS SOLUTIONS; THE RATE AND DEGREE OF MARKET ACCEPTANCE OF CISION’S SOLUTIONS; THE SUCCESS OF OTH ER COMPETING TECHNOLOGIES THAT MAY BECOME AVAILABLE; THE IMPACT OF FOREIGN CURRENCY EXCHANGE RATE AND INTEREST RATE FLUCTUATIONS ON CISION’S RESULTS; CISION’S A BIL ITY TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS; THE VALUATION OF CISION’S DEFERRED TAX ASSETS; CISION’S ESTIMATES REGARDING ITS CAPITAL REQUIREMENTS; CISIO N’S ABILITY TO IDENTIFY AND INTEGRATE ACQUISITIONS; THE PERFORMANCE AND SECURITY OF CISION’S SERVICES; RELIANCE ON THIRD PARTY HARDWARE, SOFTWARE AND PLATFORM PROV IDE RS; DEPENDENCY ON THE DEVELOPMENT AND MAINTENANCE OF THE INFRASTRUCTURE OF THE INTERNET; POTENTIAL LITIGATION INVOLVING CAPITOL OR CISION; AND GENE RAL ECONOMIC AND MARKET CONDITIONS IMPACTING DEMAND FOR CISION’S SERVICES. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTION DOES NOT CLOSE, I NCL UDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS. NEITHER CAPITOL NOR CISION MAKES ANY REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAIN ED IN THIS PRESENTATION. THIS PRESENTATION IS NOT INTENDED TO BE ALL - INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN IN VESTMENT IN CAPITOL AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN CAPITOL. THIS PRESENTATION SHALL NEITHER CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THE RE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH THE OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SEC URITIES LAWS OF ANY SUCH JURISDICTION. Disclaimer

Presenters Kevin Akeroyd Chief Executive Officer Mark D. Ein Chairman & Chief Executive Officer L. Dyson Dryden President & Chief Financial Officer Jack Pearlstein Executive VP & Chief Financial Officer

1. Capitol Investment Thesis 2. Cision Overview 3. Industry Overview 4. Growth Strategy 5. Financial Overview 6. Business Combination Appendix Agenda

Capitol Investment Thesis

Capitol Investment Thesis ▪ Compelling Market Opportunity. The proven success and compelling ROI of earned media to build brands in recent years, combined with the declining efficacy of traditional paid media advertising, is driving CMOs to shift their focus and marketing budgets toward e arn ed media, thereby expanding Cision’s market opportunity beyond PR software and services to include the $32 billion marketing software and ultimately the $195 billion(+) digital marketing and data markets ▪ Global Cloud - Based PR Solutions Leader. Cision is a leader in the $3 billion global communications intelligence software and services market with over $600 million of annual revenue (1) generated from a complete platform of products covering each major PR category: media monitoring, analysis, database, and distribution ▪ Highly Attractive, Heavily Diversified, Recurring Revenue Model . SaaS delivery model with subscription and recurring revenue representing approximately 82% of total revenue base, renewal rates of 82% (2) , and top 25 of 75,000+ customers representing 3% of revenues ▪ Substantial Free Cash Flow Generation . Cision’s EBITDA growth and strong free cash flow conversion (87% Adjusted EBITDA to unlevered FCF (3) ) drive rapid debt paydown, which provides an attractive base equity return ▪ Industry Standard Platform Poised for Significant Growth. Cision with the Cision Communications Cloud™ (C3), is a reference platform for earned media. With an increased focus on influencer and audience data tracking, C3 plans to deliver valuable analytics on en d u ser reach and engagement, and ultimately attribute purchase data back to key sources and provide an additional potential significant layer of recurring revenue for Cision ▪ Attractive M&A Platform and Synergy Opportunity. Cision and GTCR have deep expertise in acquiring and integrating complementary businesses and management has a successful track record of technology integration. The team is currently delivering on its i nte gration plan for PR Newswire, which is expected to bring significant cost and cross - selling synergies. Cision also has a robust pipeline of accretive and strategic acquisitions that are expected to be a meaningful contributor to growth going forward ▪ Experienced Leadership Team with a Proven Track Record . Kevin Akeroyd , CEO, built the Oracle Marketing Cloud prior to joining Cision . He has 25 years of experience in reshaping modern digital, social and mobile marketing globally. Jack Pearlstein boasts a highl y s uccessful track record as CFO of four GTCR backed companies (of which three completed IPOs) ▪ Top Tier Sponsorship. Capitol has completed two prior highly successful SPAC transactions and has a long history of building and investing in growth companies. GTCR is one of the most successful private equity firms in the nation with a long track record of investin g i n, building and growing technology companies ▪ Attractive Valuation. Transaction values the company at a discount to comparable publicly traded companies, while Cision’s financial metrics compare favorably Sources: Burton - Taylor International Consulting, IDC , Statista. (1) Pro forma for a full year of ( i ) the acquisition of PR Newswire, completed June 2016; (ii) the divestiture of Agility, completed July 2016; (iii) the divest itu re of The Vintage Group, completed March 2017; and (iv) the acquisition of Bulletin Intelligence, a business intelligence and media analysis provider, completed March 2017 . (2) Represents Cision U.S. recoup rates, including client upsell. (3) 2017 estimated Adj. EBITDA - capex. 1

Cision Overview

The Next Enterprise Cloud Platform Finance professionals Communications professionals HR professionals Sales professionals Cision is a go - to global SaaS platform for communications professionals and is transforming the corporate PR function much like other SaaS solutions transformed finance, HR, sales, & marketing Marketing professionals 2

Cision helps brands communicate with key constituents and both understand and influence public perception in an increasingly complex media landscape Cision Offers a Comprehensive Product Suite Media Monitoring Media Analysis Media Database Media Distribution #1 industry database (1) 1.6m contacts 300k digital influencers 200 countries 20k daily updates 150+ countries 24/7 news cycle 2m+ stories delivered daily 150m digital platforms 150m+ sources 300k influencers 200+ charts and reports Real - time reporting #1 distribution network (1) 170+ countries 900k global contacts 10k+ distribution points 24/7 editorial support Monitor coverage and store articles, content and corporate news from global print, digital, social, TV, and radio sources Report, analyze and share media and campaign effectiveness, sentiment, and perception through online reporting Execute campaigns and distribute corporate news, events info, content and multimedia through press releases, web and email Search for, filter and contact key journalists, bloggers and influencers in database integrated with CRM, content generation and distribution features; track interactions Cision Acquired Capabilities (1) Burton - Taylor International Consulting based on revenue. 3

Sources: Burton - Taylor International Consulting. Cision management. Note: Cision revenue is 2016 , pro forma for a full year of ( i ) the acquisition of PR Newswire, completed June 2016; (ii) the divestiture of Agility, completed July 2016; (iii) the divest itu re of The Vintage Group, completed March 2017; and (iv) the acquisition of Bulletin Intelligence, a business intelligence and media analysis provider, co mpleted March 2017 . Other revenue metrics are 2015 estimates per Burton - Taylor International Consulting. Nasdaq is pro forma for the acquisition of Marketwired . Leading Player in the Industry Global Competitive Landscape for Communications Solutions Providers Company Est. Revenue Monitoring Analysis Database Distribution Global Reach = greater capacity $600 Cision Kantar Meltwater Businesswire Nasdaq + Marketwired Isentia Trendkite $613m $182m $182m $124m $106m $106m NA Cision is uniquely positioned with its scale, comprehensive product set, and global reach Scale Products Geography Americas, EMEA, & Asia EMEA Americas, EMEA, & Asia Americas Americas & EMEA Asia Americas 4

Cision is deeply embedded in industry workflow Industry Standard for PR Professionals Sources: LinkedIn and Twitter. 5

Loyal, Diversified, Blue Chip Customer Base Source: Forbes.com “2016: World’s 100 Most Valuable Brands”. The Holmes Report 2016. (1) Represents Cision U.S. recoup rates, including client upsell. (2) Enterprise: >$20k annual spend. (3) Current PR Newswire U.S. and Cision U.S. combined contract values per customer. ▪ 75,000+ global customers ▪ 91 of the top 100 worldwide brands ▪ 47 of the top 50 PR companies in the UK ▪ 96 of the top 100 PR companies in the US Cision’s loyal customer base represents a powerful growth engine to sell through as the product suite expands Extensive Reach of Enterprise & PR Customers Customer Concentration 2016 Renewal Rates (1) (2) Enterprise Contract Value (3) High: ~$3.8m Low: ~$20k Avg.: ~$52k 2016 Revenues by Type ▪ 82% of revenue is subscription or recurring ▪ The top 25 customers account for 3% of revenue 6

Expansive Global Reach Cision headquarters (Chicago, Illinois) Cision office 2016 Revenue by Geography (1) (1) Based on actual currency rates. Pro forma for a full year of ( i ) the acquisition of PR Newswire, completed June 2016; (ii) the divestiture of Agility, completed July 2016; (iii) the divestiture of The Vintage Group, completed March 2017; and (iv) the acquisition of Bulletin Intelligence, a business intelligence and media analysis provider, completed March 2017. 7

Jason Edelboim President, Americas • Oversees the Cision executive management team across operations globally • More than 25 years of experience in reshaping modern digital, social and mobile marketing • Prior to Cision, Kevin was GM & SVP at Oracle Marketing Cloud, where he built the business from a small player to the second largest in the market, largely through M&A • Held senior leadership positions at several companies prior to Oracle, including Data.com, Salesforce, RR Donnelley, and Jigsaw Experienced Management Team Jack Pearlstein – EVP & Chief Financial Officer • Oversees Cision’s finance, accounting, legal, HR and facilities functions • 20 years of financial, operational and strategic planning experience working with technology companies • Has served as CFO for four previous GTCR companies over 20 years, three of which IPO’d (of those three, two were subsequently sold) and the fourth was sold Kevin Akeroyd – Chief Executive Officer Sean O’Driscoll Chief Strategy & Insights Officer Chris Lynch Chief Marketing Officer Robert Coppola Chief Information Officer Yujie Chen SVP, Asia Pacific Whitney Benner Chief HR Officer Jeremy Thompson CEO, EMEA & India 8

Industry Overview

#3 #2 #1 Media Budgets Are Shifting to Earned Paid Media Owned Media Earned Media #1 #2 #3 CONSUMER TRUST CORPORATE BUDGETS ▪ Press coverage ▪ Social media posts ▪ Ratings / Reviews ▪ Online word - of - mouth ▪ Company website ▪ Company blog ▪ Company - owned social accounts ▪ Traditional ads ▪ Mobile ads ▪ Paid search ▪ Social media ads Category Leader “Earned” is the most trusted media category yet has the smallest allocation of CMO budget dollars. The shift in marketing spend from paid to earned represents a significant opportunity for Cision Sources: Nielsen and Outsell. 9

Marketing Budgets Shifting to Earned Media Earned media is free at the core with only investment applied to getting and monitoring it so ROI is high CMO: Becoming the Largest Technology Buyer CMOs Prefer Platforms over Point Solutions Platform Solutions 93% of marketers believe influencer marketing is effective in raising brand awareness Expanding Addressable Market Key Industry Highlights PRs and CMOs prefer to invest in fully - integrated PR SaaS platforms with closed loop capabilities for campaign execution and analysis The launch of the C3 and future platform extensions will expand the total addressable market > Point Solutions / Tools Marketing technology spend is expected to exceed spend on core enterprise IT in 2017 and is growing at a much faster rate – 12% vs. 3% (1) Sources: Burton - Taylor International Consulting, Gartner, Global Web Index, IDC, Launchmetrics . Nielsen, Outsell, and Statista. (1) 2016 growth rates for marketing technology and IT. $3bn PR Software & Services $32bn Marketing Software $195bn Digital Marketing 60% of internet users have used an ad - blocker on their main computer Enterprise Technology Spend as % of 2016 Revenue 75% of marketers believe influencer marketing generates sales leads 10

Marketing Clouds Demonstrate Platform Success • ~$2.1 billion projected SaaS revenue • 28% projected growth • ~$900 Million projected SaaS revenue • 38% projected growth Point Solutions Integrated Platforms Over the last 7 years, SaaS leaders have successfully consolidated digital marketing solutions into large and rapidly growing platforms. Prior to joining Cision , Kevin Akeroyd led the team that built the Oracle Marketing Cloud from the nascent stage Platform solutions have separated from the pack in the eyes of marketers Sources: Gartner and Wall Street research. Note: Revenue based on 2017 estimates. Growth based on 2016 - 2017. • Not Disclosed 11

$3bn PR Software and Services The launch of the Cision Communications Cloud™ and future platform extensions are expected to significantly expand the company’s total addressable market Large, Expanding Market Opportunity $195bn+ Digital Marketing $32bn Marketing Software Today 2018 2020 Sources: Burton - Taylor International Consulting, IDC, and Statista. 12

Growth Strategy

Year - End 2017 Today The Cision Communications Cloud™ is expected to transform the communications industry A Core Category Leader Big Data Initiatives Integrated Cloud Platform Platform Extensions ▪ Cision is a global leader, with a comprehensive end - to - end product suite including distribution, media monitoring, media database and media analysis ▪ First closed loop platform for executing and analyzing campaigns in a cohesive way under one umbrella ▪ C3 launched in 4Q 2016 ▪ Expected to drive higher ASP and total spend opportunity ▪ Already being adopted by large enterprise clients and key partners ▪ Cision’s data initiative is expected to expand measurement capabilities by year - end 2017 , allowing its customers to track customer spend, leads, sentiment and engagement back to the source (key influencers) ▪ Cision plans to monetize its highly valuable data that links back to a specific brand, content, influencer and reporter through corporates and media networks ▪ Extending Cision’s platform into adjacent earned media categories including ratings & reviews, content marketing and user - generated content ▪ Opportunity to expand Cision’s addressable market to $195 billion by 2020 Growth Strategy 2 1 3 2016 2018+ Strategic Acquisitions ▪ Cision has a robust pipeline of potential strategic acquisitions to expand its footprint to new international markets and add capabilities to its C3 platform Source: Statista. 13

In October 2016, Cision launched its new integrated platform, the Cision Communications Cloud™ The Cision Communications Cloud™ incorporates Cision’s full suite of products, creating a closed loop platform for executing and analyzing campaigns in a cohesive way under one umbrella Integrated Cloud Platform: Launch of C3 1 14

Cision’s leading product team is continually adding new features to address the evolving needs of its customers Media Database Integrated Cloud Platform: Evolution of Features 1 Media Monitoring Media Analysis Distribution Data / Attribution • Media List Building + Influencer Recommendations + Audience Demographics + Non Media Influencers (top Youtubers , Instagrammers) and their followers Legacy (2015) October 2016 4Q 2017 Schedule of Feature Additions • Monitoring of client search terms • Acquired Visible and Viralheat + Ability to search an archive of news content by keyword and gain insights + Trending topics + Crisis alerts + Benchmarks + Calibration with strategic assets like reputation, goodwill, etc. • Share of Voice, Ad Values, Prominence & Impact Reporting + Google analytics integration + Enhanced social analytics + Reach + Engagement + Profile + Conversion • Limited Marketwired channels + Integrated press release distribution through PRNewswire + Earned media generated from press releases + Data - driven audience targeting for distribution • None • None + Influencer ID (map relationships between an influencer and their audience) + Earned media audience data 2.0 15

Cision is currently building sophisticated attribution capabilities into the network, which it expects will enable customers to track end user reach, engagement and purchase conversion data, significantly increasing the value of Cision’s platform by year - end 2017 Big Data: Expanding Measurement Capabilities 2 Cision sends news release to publisher with features that enable tracking Individuals view the release Cision captures engagement actions (page views, link clicks, etc.) Distribution Audience Database Cision can report on what happens ‘downstream’ of an individual viewing the press release ▪ Purchase Conversion Data ▪ Total Online Audience Views or Impressions ▪ Psychographics ▪ Engagement Metrics ▪ In - Market Data ▪ Demographics ▪ B2B Segments ▪ ROI 16

Cision’s large, digital distribution network will provide unique visibility into the brand, the content, the influencer, and paid and earned media – which influence billions of end users or consumers Big Data: Data Monetization 2 Key potential data monetization channels Brands ▪ Use the data to improve audience targeting and measure sales impact of marketing campaigns Media Networks ▪ Use the data to demonstrate to brands the effectiveness of advertising on their platforms and drive ad spend Consumer and influencer data Note: Brands and media networks shown are representative. 17

Cision plans to extend its platform into adjacent earned media categories through bolt - on transactions and organic growth initiatives, expanding the market opportunity Earned Media Platform Extensions Bolt - On M&A + Organic Initiatives Employee Amplify Influencer Performance Content Marketing User - Generated Content Ratings & Reviews 3 Earned Cloud 18

Financial Overview

(2) ▪ Cision closed its acquisition of PR Newswire in June 2016, creating a global PR solutions platform leader with $613 million of pro f or ma 2016 revenue (1) , of which 82% is recurring in nature ▪ Recent launch of the Cision Communications Cloud™ and PRN cross - selling initiatives are driving near - term revenue growth ▪ Future growth supported by significant enhancements to the current product suite, most importantly the addition of deep data ana lytics which is expected to drive attribution data monetization (1) Predictable, Recurring Revenue Pro Forma Revenue Growth ($ millions) Note: Projected financials pro forma for a full year of ( i ) the divestiture of The Vintage Group, completed March 2017 and (ii) the acquisition of Bulletin Intelligence, a business intelligence and media analysis provider, completed March 2017. Projections are based on 2017 budget exchange rates. See the disclaimers at the beginning of this presentation for important qu alifications and limitations on the use of projections. Actual results may differ materially. (1) Pro forma for a full year of ( i ) the acquisition of PR Newswire, completed June 2016; (ii) the divestiture of Agility, completed July 2016; (iii) the divest itu re of The Vintage Group, completed March 2017; and (iv) the acquisition of Bulletin Intelligence, a business intelligence and media analysis provider, completed March 2017. (2) Represents results of operations starting from April 14, 2014. 19

Adj. EBITDA Growth Adj. EBITDA Margin % ($ millions) (2) (1) (1) ▪ Anticipated cost synergies related to the PRN acquisition are the primary driver of 570 basis points of EBITDA margin expansi on from 2016 to 2018 ▪ Beginning in 2018, Cision plans to begin monetizing its high margin data analytics products Significant EBITDA Growth Pro Forma Note: Projected financials pro forma for a full year of ( i ) the divestiture of The Vintage Group, completed March 2017 and (ii) the acquisition of Bulletin Intelligence, a business intelligence and media analysis provider, completed March 2017. Projections are based on 2017 budget exchange rates. See the disclaimers at the beginning of this presentation for important qu alifications and limitations on the use of projections. Actual results may differ materially. In addition, please refer to the Appendix for a reconciliation of historic al Adjusted EBITDA to the GAAP measure. (1) Pro forma for a full year of ( i ) the acquisition of PR Newswire, completed June 2016; (ii) the divestiture of Agility, completed July 2016; (iii) the divest itu re of The Vintage Group, completed March 2017; and (iv) the acquisition of Bulletin Intelligence, a business intelligence and media analysis provider, completed March 2017. (2) Represents results of operations starting from April 14, 2014. 20

Workforce Rationalization $37.7 Exec / Finance / Legal / HR / Other $14.5 Sales & Marketing 11.6 Operations and IT 11.5 Facilities & IT Consolidation 8.4 Other G&A / Indirect Spend 6.2 Vendor Consolidation & Contract Renegotiation 4.3 Total Synergies $56.6 Cost Synergies by Category Cost Synergies Cross - Sell Synergies PR Newswire Synergies ($ millions) Only ~2,600 overlapping customers ~13,000 US Customers ~16,000 US Customers Cost Synergy Realization Schedule (1) ($ millions) ▪ The PR Newswire acquisition presents cost reduction opportunities totaling $57 million – $28 million of cost was actioned in 2016, $11 million expected to be actioned in 2017, and $18m in 2018(+) ▪ The complementary nature of the PR Newswire acquisition creates a ~$50m annual revenue cross - sell opportunity ▪ Cision is already experiencing improvements in new business bookings and renewal rates Note: See the disclaimers at the beginning of this presentation for important qualifications and limitations on the use of projections. Actual results may differ materially. (1) Based on synergies projected to be realized on the income statement. 21

Free Cash Flow Growth ($ millions) Note: Projected financials pro forma for a full year of ( i ) the divestiture of The Vintage Group, completed March 2017 and (ii) the acquisition of Bulletin Intelligence, a business in tel ligence and media analysis provider, completed March 2017. Projections are based on 2017 budget exchange rates. See the disclaimers at the beginning of thi s presentation for important qualifications and limitations on the use of projections. Actual results may differ materially. Assumes no acquisitions. (1) Defined as Adj. EBITDA - capex - net cash interest - cash taxes - ∆ in working capital - sponsor management fees. Pro forma for $302m of expected debt paydown in the transaction and assumed repricing of the 1st lien debt. Assumes future period excess cash flow is applied to pay down debt. (2) Defined as Adj. EBITDA - capex. (3) Pro forma for $302m of expected debt paydown in the transaction and assumed repricing of the 1st lien debt. (4) Defined as unlevered FCF / Adj. EBITDA. (5) Defined as levered FCF / equity value. Based on $10.00 share price. Attractive Tax Attributes and FCF Growth ▪ EBITDA growth and low capex intensity (CAPEX ~5% of revenue) expected to drive 14.1% 2017 - 2021 CAGR in free cash flow to equity ▪ With a new capital structure following the merger with Capitol, Cision will have lower interest expense and lower leverage, which will greatly increase free cash flow and financial flexibility ▪ Attractive tax attributes, driven by U.S. net operating losses ($98m as of year - end 2016) and international holding company stru cture ▪ Negative working capital driven by upfront payments on subscription sales ‘17 - ’21 CAGR 14.9% 14.1% (2) (1) (3) CAPEX Adj. EBITDA UFCF Conversion LFCF Yield (5) (4) 22

▪ Strong free cash flow derived from recurring revenue model expected to result in rapid deleveraging − 5.2x at transaction close (4.6x including unrealized synergies) (1) ▪ Net leverage declines to 3.7x by 2018 with 1.5x deleveraging accreting to equity holders Net Leverage (2) Note: Projected financials pro forma for a full year of ( i ) the divestiture of The Vintage Group, completed March 2017 and (ii) the acquisition of Bulletin Intelligence, a business in tel ligence and media analysis provider, completed March 2017. Projections are based on 2017 budget exchange rates. See the disclaimers at the beginning of thi s presentation for important qualifications and limitations on the use of projections. Actual results may differ materially. Assumes future period excess cash flow is applied to pay down debt. Assume s n o acquisitions. (1) Based on 2017 estimated Adj. EBITDA. (2) Pro forma for $302m of expected debt paydown in the transaction and assumed repricing of the 1st lien debt. Rapid Debt Paydown Accretes to Equity Holders 23

Business Combination

Sources Capitol Cash Investment $325 Total Sources $325 Uses Cash to Pay Down Debt $302 Estimated Transaction Expenses 23 Total Uses $325 Shares Outstanding (1) 121.1 Share Price $10.00 Equity Value $1,211 Less: Cash (15) Plus: Debt 1,200 Firm Value $2,397 Transaction Multiples FV/2017E Adj. EBITDA ($227 million) 10.5x FV/2018E Adj. EBITDA ($260 million) 9.2x Note: 2017 and 2018 estimated Adj. EBITDA pro forma for a full year of ( i ) the divestiture of The Vintage Group, completed March 2017 and (ii) the acquisition of Bulletin Intelligence, a business in tel ligence and media analysis provider, completed March 2017. Projections are based on 2017 budget exchange rates. See the disclaimers a t t he beginning of this presentation for important qualifications and limitations on the use of projections. Actual results may differ materially. Proceeds remaining in Capitol’s trust account after redempti ons and the payment of fees will become an asset of the combined company. (1) Based on fully diluted shares outstanding at $10.00 share price. Excludes 24.5 million outstanding warrants with a strike pri ce of $11.50 per share and 6 million incentive earnout shares to be issued to current Cision shareholders in 2 million increments when the stock price reaches $13.00, $16.00 and $19.00 per share. (2) Estimated as of March 15, 2017. Post - Transaction Ownership (1) ▪ Pro forma firm value of $2.4 billion and FV / 2017 Adj. EBITDA of 10.5x ▪ GTCR and current management will roll 100% of their holdings ▪ $302 million ($325 million net of $23 million of estimated expenses) will be used to pay down the second lien debt at Cision ▪ In connection with the transaction, Cision plans to consider alternatives to optimize its capital structure ▪ Cision shareholders to receive up to 6 million incentive earnout shares, issued in 2 million increments when the stock price reaches $13.00, $16.00 and $19.00 per share ▪ Completion of the transaction is expected in 2 nd Quarter 2017 Sources and Uses Implied Firm Value Transaction Overview ($ millions) ($ millions) (2) (2) 24

Median: 14.1x Median: 15.1x Valuation Discount to Peers… Enterprise Software Information Services Sources: Company filings, FactSet , and Wall Street research. Note: Market data as of 4/12/2017. Cision is pro forma for a full year of ( i ) the divestiture of The Vintage Group, completed March 2017 and (ii) the acquisition of Bulletin Intelligence, a business intelligence and media analysis provider, completed March 2017 . See the disclaimers at the beginning of this presentation for important qualifications and limitations on the use of projecti on s. Actual results may differ materially. Research estimates are based on calendarized data. (1) Based on $10.00 share price. (2) Defined as (Adj. EBITDA - capex - net cash interest - cash taxes - ∆ in working capital - sponsor management fees) / equity valu e. Cision 2017 estimated FCF is pro forma for capital structure optimization created by the transaction, including $302 million of debt paydown. Based on $10.00 share price. FV / 2017E Adj. EBITDA 2017E FCF Yield Median: 4.9% Median: 4.0% (2) (1) 25

…With Compelling Financial Metrics ’17E - ’19E Revenue CAGR Sources: Company filings, FactSet , and Wall Street research. Note: Cision is pro forma for a full year of ( i ) the divestiture of The Vintage Group, completed March 2017 and (ii) the acquisition of Bulletin Intelligence, a business intelligence and media analysis provider, completed March 2017. See the disclaimers at the beginning of this presentation for important qualifications and limitations on the use of projecti on s. Actual results may differ materially. (1) 2017 - 2018 growth rates due to lack of estimates. Median: 6.3% Median: 10.3% ’17E Adj. EBITDA Margin Median: 40.3% Median: 26.4% Median: 6.0% Median : 6.8% ’17E - ’19E Adj. EBITDA CAGR Enterprise Software Information Services (1) (1) 26

Top Tier Sponsorship Source: FactSet . (1) Two Harbors data includes spin - off of Silver Bay and is based on Mark Ein’s tenure on the board of directors. Technology Investment Leadership Investing and SPAC Leadership x Capitol team has a track record of highly successful SPAC transactions and a long history of building and investing in growth companies x Capitol Acquisition Corp. created Two Harbors in 2009, which grew into the third largest mortgage REIT in the United States, growing its market cap from $119 million to $4.4 billion, resulting in a 17.3% annualized return (1) x Capitol Acquisition Corp. II merged with Lindblad Expeditions in 2015, fully - funding the company’s growth plan, and helping to execute the fleet expansion and M&A x Capitol identified Cision as an outstanding opportunity to bring its investment, company building, and strategic support to create substantial shareholder value over a long timeframe x Since its inception, GTCR has invested more than $12 billion in over 200 companies x GTCR’s investment approach focuses on partnering with exceptional management leaders as the critical first step in building great companies through organic growth and acquisitions x Technology is a core area of focus for GTCR and is one of their 4 main investment verticals x GTCR brings exceptional operational and execution support to Cision, which represents the largest equity investment in its history, after first investing in the company in 2014 27

Appendix

Year ended December 31, 2014 2015 2016 GAAP Net Income ($109.0) ($90.5) ($98.4) Depreciation and amortization 45.7 104.0 127.0 Interest expense 28.4 61.4 141.6 Income tax (31.0) (3.6) (55.7) GAAP EBITDA ($65.9) $71.3 $114.5 Acquisition fees and expenses 33.2 11.7 24.8 Restructuring charges 14.9 15.8 21.6 Stock-based compensation 31.9 5.3 5.3 Deferred revenue reduction from purchase accounting 39.5 10.9 1.2 Reduction related to divested assets (4.6) (7.6) -- Sponsor fees and expenses 0.4 0.6 0.6 Unrealized FX loss (gain) 10.1 10.8 (5.7) Adjusted EBITDA $59.5 $118.9 $162.2 Adjusted EBITDA Reconciliation Note: Reconciliation from audited GAAP financials. Reconciliation of Net Income to Adjusted EBITDA ($ millions) 28